                                                  ------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0287
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

Crabbe                              James                     E.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

6830 Spencer Street
--------------------------------------------------------------------------------
                                    (Street)

Las Vegas                           NV                        89119
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

         VendingData Corporation (no symbol)
--------------------------------------------------------------------------------
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


--------------------------------------------------------------------------------
4.   Statement for Month/Day/Year

         December 31, 2002
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

                       ---------------------------------
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check Applicable line)

     |_|  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     27,732,571     (Note 1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
9.5% Converti-
ble Note                                                                          Common
(Note 2)     $2.60                                             9/01/99  (Note 2)  Stock    288,461        288,461    I     (Note 2)
------------------------------------------------------------------------------------------------------------------------------------
9.5% Converti-
ble Note                                                                          Common
(Note 3)     $2.60                                             9/23/99  (Note 3)  Stock    153,846        153,846    I     (Note 3)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                                                                           Common
(Note 4)     $2.60                                             5/30/01   8/26/03  Stock    250,000        250,000    I     (Note 4)
------------------------------------------------------------------------------------------------------------------------------------
Option/Right
To Buy                                                                            Common
(Note 5)     $2.60                                             1/15/01  (Note 5)  Stock      1,000          1,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option/Right
To Buy                                                                            Common
(Note 6)     $2.60                                             7/02/01  (Note 6)  Stock      1,000          1,000    D
------------------------------------------------------------------------------------------------------------------------------------
Option/Right
To Buy                                                                            Common
(Note 7)     $0.35                                             7/02/01  (Note 7)  Stock      1,000          1,000    D
------------------------------------------------------------------------------------------------------------------------------------
9.5% Converti-
ble Note                                                                          Common
(Note 8)     $0.35     12/31/02           P    11,285,703      1/01/04  (Note 8)  Stock 11,285,703  $0.35 11,285,703 I     (Note 8)

------------------------------------------------------------------------------------------------------------------------------------
Warrant                                                                           Common
(Note 9)     $0.35     12/31/02           P       987,500      1/01/04 (Note 10)  Stock   987,500         987,500    I     (Note 9)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       12,968,510
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
Note 1:  Nature of beneficial ownership:

   James E. Crabbe, Individually                                     22,870,328
   Holder of voting power for:
       Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98              97,116
       Richard S. Huson Marital Trust U/T/A dated 9/4/98              1,545,339
       Yvonne M. Huson, Individually                                  3,219,788
                                                                   -------------
              TOTAL                                                  27,732,571
                                                                   =============

Note 2: As previously reported, on February 19, 1999, the James E. Crabbe Revocable Trust (the "Trust") entered into a Subscription Agreement (the "February Subscription") pursuant to which VendingData Corporation (the "Company") issued a 9.5% Convertible Note (the "February Note"). The Trust has the ability to convert the February Note at its option until the February Note is paid in full.

Note 3: As previously reported, on March 23, 1999, the Trust entered into a Subscription Agreement (the "March Subscription") pursuant to which the Company issued a 9.5% Convertible Note (the "March Note"). The Trust has the ability to convert the March Note at its option until the March
         Note is paid in full.

Note 4: As previously reported, on May 30, 2000, the Trust entered into a Subscription Agreement (the "May Subscription") pursuant to which the Company issued a 9.5% Convertible Note (the "May Note") to the Trust. On August 26, 2002, the May Note was cancelled and replaced with a short-term, non-convertible note. Pursuant to the May Subscription and the May Note, the Trust was issued a warrant to purchase 250,000 shares of Common Stock at an exercise price of $2.60 per share. The warrant is fully vested and is exercisable until August 26, 2003, one year after the cancellation of the May Note.

Note 5: As previously reported, on July 14, 2000, the Company granted Mr. Crabbe an option pursuant to its 1999 Directors' Stock Option Plan (the "Plan") to purchase 1,000 shares of the Company's common stock ("Common Stock") at an exercise price of $2.60 per share. The option is fully vested and exercisable and expires on the later of July 14, 2010 or three months after Mr. Crabbe ceases to serve as a director of the Company.

Note 6: As previously reported, on January 1, 2001, the Company granted Mr. Crabbe an option pursuant to the Plan to purchase 1,000 shares of Common Stock at an exercise price of $2.60 per share. The option is fully vested and exercisable and expires on the later of January 1, 2011 or three months after Mr. Crabbe ceases to serve as a director of the Company.

Note 7: As previously reported, on January 1, 2002, and pursuant to the Plan, the Company granted to Mr. Crabbe an option to purchase 1,000 shares of Common Stock at an exercise price of $0.35 per share. The option expires on the later of January 1, 2012 or three months after Mr. Crabbe ceases to serve as a director of the Company.

Note 8: On December 31, 2002, the Trust entered into a Subscription Agreement (the "December Subscription") pursuant to which the Company issued a 9.5% Convertible Note (the "December Note"). The December Note was in the amount of $3,949,996.05 and cancelled and replaced various short-term, non-convertible notes that the Company had previously issued to the Trust. The Trust has the ability to convert the December Note at its option until the December Note is paid in full.

Note 9: The Company issued warrants to the Trust in connection with the December Subscription and the December Note.

Note 10: The warrants expire one year after the conversion or repayment of the December Note.


         /s/ Stacie L. Brown                                  December 31, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
By:  Stacie L. Brown, Attorney-in-Fact
     for James E. Crabbe

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


                                                                          Page 2